Houlihan Lokey, Inc.

10250 Constellation Blvd., 5th Floor

Los Angeles, California 90067

February 3, 2017

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Dietrich A. King and Christopher Dunham

Re:	Houlihan Lokey, Inc.
Registration Statement on Form S-3 (Registration No. 333- 215801)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-3, as amended (File No. 333- 215801) (the “Registration Statement”) of Houlihan Lokey, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 3:00 p.m., Eastern Time, on February 6, 2017, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Steven B. Stokdyk at (213) 891-7421.

Thank you for your assistance in this matter.

Very truly yours,

Houlihan Lokey, Inc.

By:	/s/ Christopher M. Crain
Christopher M. Crain

General Counsel and Secretary

cc:	Scott Beiser, Houlihan Lokey, Inc.
J. Lindsey Alley, Houlihan Lokey, Inc.
Steven B. Stokdyk, Latham & Watkins LLP